TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS NON-WORK RELATED FATALITY AT CÔTÉ GOLD PROJECT

Toronto, Ontario, September 29, 2023 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") regrets to announce that on the morning of Friday September 29, 2023 an individual employed by a contractor at the Côté Gold Project, located in Ontario, Canada, was found unconscious near the camp accommodations complex. Attempts to resuscitate were unsuccessful and the individual was pronounced deceased. The incident occurred while the individual was not on shift or engaged in mining or construction related activities. Authorities are on site investigating and the cause of death remains unknown.

Renaud Adams, President and CEO of IAMGOLD commented, "On behalf of all of us at IAMGOLD, I would like to express our deepest sympathy and condolences to the family of the individual who passed away this morning. In the coming days and weeks, investigators and authorities will have the Company's full cooperation as we examine every detail to determine the cause of this tragic incident. The health and safety of people is our number one priority and the tragic events of today underscore why we can never lose sight of this commitment. As the investigation proceeds, the family, friends and colleagues of the individual are foremost in our thoughts, and we are focused on providing them with the support they need at this difficult time."

The company will provide further updates as warranted.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
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